Exhibit 99.1

For Immediate Release

Media Contact: Colleen Edwards Vice President, Corporate Communications +1 (949) 783-1582 colleen.edwards@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com FTI Consulting Chris Lane +44 (0) 20 3727 1000 kofax@fticonsulting.com

KOFAX REPORTS FINANCIAL RESULTS FOR THE

FOURTH QUARTER AND FISCAL YEAR ENDED JUNE 30, 2014

Company Announces its Intention to Seek Shareholder Approval to Delist from the London

Stock Exchange on or Before March 31, 2015, and Jamie Arnold’s Notice of

his Intention to Resign as CFO by September 30, 2015

Irvine, CA, September 2, 2014 – Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today reported unaudited financial results for the fourth quarter and audited financial results for the fiscal year ended June 30, 2014.

Non-IFRS Fiscal Year Financial Highlights:

•	Software license revenue increased 10.2% to $123.9 million (PY: $112.4 million)

•	Total revenues increased 11.5% to $297.4 million (PY: $266.7 million)

•	Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) decreased 9.8% to $42.1 million (PY: $46.7 million) or a 14.2% margin (PY: 17.5%)

•	Adjusted diluted EPS was $0.27 (PY: $0.32)

•	Adjusted cash generated by operations was $48.3 million (PY: $42.1 million)

IFRS Fiscal Year Financial Highlights:

•	Software license revenue increased 5.0% to $117.8 million (PY: $112.2 million)

•	Total revenues increased 8.8% to $289.7 million (PY: $266.3 million)

•	Income from operations decreased 59.1% to $10.3 million (PY: $25.1 million) or a 3.5% margin (PY: 9.4%)

•	Diluted earnings per share (EPS) was $0.12 (PY: $0.11)

•	Cash generated by operations was $34.6 million (PY: $30.5 million)

•	Quarter end cash was $89.6 million (PY: $93.4 million)

A summary of Kofax’s condensed consolidated income statements for the fourth quarter and fiscal year ended June 30, 2014 compared to the prior year are as follows:

	Non-IFRS
	Quarter			Twelve Months
	$M	Y/Y Change	% Total	$M	Y/Y Change	% Total
Software Licenses	35.8	-7.5%	44.4%	123.9	10.2%	41.6%
Maintenance Services	35.2	12.8%	43.6%	134.1	10.0%	45.1%
Professional Services	9.6	14.9%	12.0%	39.4	22.0%	13.3%

Total Revenues	80.6	3.0%	100.0%	297.4	11.5%	100.0%

Adjusted EBITDA	13.4	-38.9%		42.1	-9.8%

Margin	16.6%	-40.7%		14.2%	-19.1%

	IFRS
	Quarter			Twelve Months
	$M	Y/Y Change	% Total	$M	Y/Y Change	% Total
Software Licenses	34.8	-9.9%	43.8%	117.8	5.0%	40.6%
Maintenance Services	35.1	12.8%	44.1%	133.2	9.4%	46.0%
Professional Services	9.6	14.7%	12.1%	38.7	19.7%	13.4%

Total Revenues	79.5	1.8%	100.0%	289.7	8.8%	100.0%

Income from Operations	6.2	-65.1%		10.3	-59.1%

Margin	7.8%	-65.7%		3.5%	-62.4%

Subsequent Events:

•	The Company acquired Softpro GmbH, a leading provider of signature verification, fraud prevention and electronic signature software and services, on September 1, 2014 as announced in a separate press release today

•	The Company previously announced a voluntarily change in the basis of preparation of its financial statements from IFRS to GAAP as of July 1, 2014, and as announced in a separate press release today published audited GAAP financial statements for the fiscal years ending June 30, 2013 and June 30, 2014, and on its website published GAAP financial statements and Non-GAAP financial measures and supplemental reconciliations for the quarter and fiscal year ended June 30, 2014

•	The Company today announced its intention to seek shareholder approval to delist from the London Stock Exchange on or before March 31, 2015

•	The Company today announced that Jamie Arnold, Kofax’s Chief Financial Officer and an Executive Director, has given notice of his intention to resign for personal reasons from those positions and as an employee by September 30, 2015 – over one year from today

Commenting on the Non-IFRS results, Reynolds C. Bish, Chief Executive Officer, said:

“Our financial results for the fourth quarter and fiscal year ended June 30, 2014 were in line with our previously announced preliminary results. We’ve already closed over $3.0 million of the $6.0 million of slipped software license sales and believe we will close the remainder during the first and second quarters of fiscal year 2015. As a result, we believe this slippage was an anomaly as opposed to the beginning of unpredictable and volatile quarterly results.”

“We are pleased with our overall progress during the fiscal year and achieved a number of our strategic objectives. We launched important new software products and releases, including Kofax TotalAgility 7 and Kofax TotalAgility Cloud, we completed the development of Mortgage Agility and we acquired and successfully integrated Kapow. Software license revenue for the fiscal year from mobile and new or acquired products grew 106.5% and accounted for 26.1% of total software license revenue – up from only 13.9% in the prior year. We significantly increased the number of six figure software license sales, further mitigating but not yet removing the risk associated with seven figure sales. We grew the number of quota bearing sales reps by approximately 35%, putting the revenue generation capacity in place to drive future software license revenue growth. And, lastly, we successfully established our dual listing on NASDAQ.”

Commenting on the Company’s forward looking guidance, Bish said:

“We remain confident in our business strategy, are prudently optimistic about our future and reconfirm the long-term financial model previously communicated, which is based on organic software license revenue growth in the mid teens, total revenue growth of 10% to 12% and an adjusted EBITDA margin of 20% or greater in fiscal year 2017. Our guidance for fiscal year 2015, including the anticipated results of Softpro GmbH, is as follows:”

Millions or Percentages	GAAP	Non-GAAP
Software License Revenue	$145.0 to $151.0	$147.0 to $153.0
Total Revenues	$339.0 to $347.0	$343.0 to $351.0
Adjusted EBITDA	$51.0 to $55.0	$54.0 to $58.0
Effective Tax Rate	38.0 to 40.0%	34.0 to 36.0%

Intention to Seek Shareholder Approval to Delist from the London Stock Exchange

The Company today announced its intention to seek shareholder approval to delist from the London Stock Exchange. This decision was made by the Board after careful consideration and recognizing that more than 78.0% of Kofax’s shares of common stock were held by U.S. shareholders, Board members and affiliated parties as of July 31, 2014 and that the majority of the total daily share trading volume routinely occurs on NASDAQ. The Company plans to hold an Extraordinary General Meeting on February 9, 2015 in order for shareholders to vote on the proposal and, subject to approval, thereafter delist on or before March 31, 2015. The Board chose to announce this decision now in order to provide sufficient time for U.K. shareholders unable to hold shares not listed on the London Stock Exchange to liquidate their holdings in an orderly manner.

Commenting on Mr. Arnold’s notice, Bish said:

“Jamie’s accomplished a great deal of very challenging work during his tenure with Kofax and we’ll all be sorry to see him leave. We’ll initiate a search for his replacement and believe this will be successfully accomplished within a period of time needed to ensure a smooth transition of his responsibilities.”

Conference Call and Webcast

Management will host a conference call and audio only webcast to discuss these financial results at 1:00 p.m. U.K. time / 8:00 a.m. U.S. Eastern time today. To participate in the call, investors can use the live dial in information below, or access the call via the investor relations section of the Company’s website at: http://investor.kofax.com/events.cfm. A replay via telephone and webcast will be available for 30 days.

	Live	Replay	Access Code
U.K.	+ 44 (0) 800 404 7655	+44 (0) 808 101 1153	5530811
U.S.	+1 (888) 505-4369	+1 (888) 203-1112	5530811

About Kofax

Kofax Limited is a leading provider of innovative smart capture and process automation software and solutions for the business critical First Mile of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

Safe Harbor Statement

This document contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results to vary materially from those projected in the forward looking statements. The Company may experience significant fluctuations in future operating results due to a number of economic, competitive, and other factors, including, among other things, our reliance on third-party manufacturers and suppliers, government agency budgetary and political constraints, new or increased competition, changes in market demand, our ability to consummate and the timing of the consummation of software revenue transactions and the performance or reliability of our products. These factors and others could cause operating results to vary significantly from those in prior periods, and those projected in forward looking statements. Additional information with respect to these and other factors, which could materially affect the Company and its operations, are included in certain forms the Company has filed with the Securities and Exchange Commission.

Non-IFRS and Non-GAAP Financial Measures

Management uses financial measures, both IFRS and Non-IFRS and GAAP and Non-GAAP, in analyzing and assessing the overall performance of the business and making operational decisions. We have provided and believe that the Non-IFRS and Non-GAAP financial measures and supplemental reconciliation to IFRS and GAAP financial measures are useful to investors and other users of our financial statements because the Non-IFRS and Non-GAAP financial measures may be used as additional tools to compare our performance across peer companies, periods and financial markets. Please refer to the Chief Financial Officer’s Review in this press release and the GAAP financial statements and Non-GAAP measures for the quarter ended June 30, 2014 attached to this press release for a discussion of the Non-IFRS and Non-GAAP financial measures and supplemental reconciliation to IFRS and GAAP financial measures for more information regarding the Non-IFRS and Non-GAAP measures.

© 2014 Kofax Limited. Kofax is a registered trademark and First Mile, Kofax TotalAgility, Kofax Mobile Capture and Kofax Mortgage Agility are trademarks of

Kofax Limited. All other trademarks are the property of their respective owners.

Source: Kofax

Chief Executive Officer’s Review

Financial Performance

All amounts or percentages in this review are with reference to Kofax’s Non-IFRS financial results unless otherwise noted. For a definition of the Non-IFRS financial measures and reconciliation to IFRS financial measures, please refer to the Chief Financial Officer’s Review that follows.

In the fiscal year ended June 30, 2014 software license revenue increased 10.2%, maintenance services 10.0%, professional services 22.0% and total revenues 11.5%.

During the first three quarters of the fiscal year we delivered year over year software license revenue growth in both core capture and mobile and new or acquired products, continuing the momentum started during the second half of fiscal year 2013 and achieving five consecutive quarters of such growth. We were therefore disappointed with our fourth quarter results, which reflected an unexpected shortfall in core capture software license revenue in the United States and Europe. This was primarily attributable to three seven figure software license sales totaling approximately $6.0 million slipping into future quarters during the last few days of the quarter.

We believe this slippage occurred due to a continuing reliance on seven figure software license sales that are impossible to control and more difficult to forecast, coupled with insufficient six figure sales to mitigate this risk – despite all of our efforts to address these dynamics. This has always been a risk during the fourth quarter of each fiscal year, which has historically been more dependent upon and produced a greater number of such seven figure software license sales.

We’ve already closed over $3.0 million of these slipped sales and believe we will close the remainder during the first and second quarters of fiscal year 2015. As a result, we do not believe this slippage was attributable to what would be more fundamental issues, such as core capture market degradation, our go to market model, macro economic or competitive challenges or a failure to realize the expected ramping of the new quota bearing sales reps we’ve added over the last year. We therefore believe this slippage was an anomaly, with us experiencing some of the execution risk downside that remains in our business, particularly in the fourth quarter of the fiscal year – as opposed to the beginning of unpredictable and volatile quarterly results.

Throughout the year we continued – as expected – to experience significantly different software license revenue performance in our core capture versus mobile and new or acquired products. At the end of the third quarter, software license revenues in core capture had grown by 4.1% – in the mid single digits as expected. However, the unexpected shortfall during the fourth quarter led to core capture software license revenue declining by 5.4% for the full fiscal year. Mobile and new or acquired products software license revenue grew 106.5%, and accounted for 26.1% of total software license revenue – up from only 13.9% in the prior year.

Maintenance services revenue grew year over year – as expected – and is now being driven primarily by new software license sales as opposed to the benefits historically realized as we brought maintenance services pricing, processes, policies and procedures up to “best practice” levels.

Professional services grew – also as expected – but at a higher rate than we would normally realize as a result of the acquisition of Kapow on July 31, 2013 as described below and the addition of its professional services revenue.

We experienced a 9.8% year over year decline in Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) and an adjusted EBITDA margin of 14.2% for the fiscal year. This was the result of our explicit decision to continue investing more in both our product research and development efforts and further strengthening and growing our sales organization in all areas of our business to drive faster software license revenue growth.

We ended the fiscal year with cash of $89.6 million. This was after paying $39.2 million to Kapow shareholders for the acquisition of that business and $6.6 million in deferred consideration to shareholders of businesses acquired in prior fiscal years. Our $40.0 million line of credit with Bank of America Merrill Lynch remains in place to further enhance our financial position. As a result, our balance sheet remains strong and we have the resources needed to fund our organic growth while executing our acquisition strategy.

Operating Highlights

During the fiscal year we successfully added 2,894 new customers (Prior Year or PY: 2,641). We also closed 165 software license sales greater than $100,000 (PY: 115), 11 greater than $500,000 (PY: 10) and 6 greater than $1.0 million (PY: 6). These once again included one of the largest in the history of Kofax for $4.1 million of software licenses to a national government agency in the United States for a large scale, nationwide capture project.

We also grew the number of quota bearing sales reps by approximately 35% on a year over year basis – from approximately 100 to 135 – in order to put the revenue generation capacity in place to drive future software license revenue growth. During fiscal year 2015 we’ll continue growing the number of quota bearing sales reps but at a more moderate and sustainable rate of approximately 15%.

Our investments in research and development have allowed us to successfully launch a number of new software products and releases during the fiscal year, including:

•	Kofax TotalAgility™ 7, the Company’s flagship smart process application development and deployment platform as an on premise perpetual license

•	Kofax TotalAgility Cloud, which delivers the platform via Microsoft Azure as a hosted SaaS subscription offering

•	Kofax Mobile Capture™ Platform, which dramatically transforms how organizations can extend capture capabilities to mobile devices, along with three customizable smart app frameworks for Mobile Bill Pay, Mobile Check Deposit and Gift Card Balance Inquiries based on the Kofax Mobile Capture Platform

•	Kofax AP Agility™, the Company’s accounts payable automation solution for any third party ERP or accounting software package and includes tight integration with Microsoft Dynamics AX as an on premise perpetual license

•	Kofax AP Agility Cloud, which delivers the Kofax AP Agility solution via Microsoft Azure as a hosted SaaS subscription offering

•	Kofax TotalAgility Mailroom Automation™, a smart process application that more effectively manages an organization’s in bound communications into their systems of record for archive purposes and further processing

•	Kofax TotalAgility Customer Onboarding™, a smart process application that enables an organization to process new account opening and other applications in a more cost effective and responsive manner

•	Altosoft Insight™ 5.0, a new release of the Company’s analytics and visualization software, which delivers a new distributed in-memory architecture, continuous simulation and governed data discovery

•	Kapow Enterprise™ 9.3, a new release of the Company’s data integration software, which features a redesigned interface that simplifies the user experience and encompasses the entire information supply chain from data acquisition to enrichment, persistence, exploration and distribution

We also completed the development of Kofax Mortgage Agility™ on schedule, an exciting new smart process application designed to radically transform and simplify the mortgage application process for both applicants and lenders. Mortgage Agility combines a robust set of multichannel capture, process management, mobile, analytics and data integration capabilities on a single platform to provide a less frustrating and more convenient customer experience for applicants, and helps lenders close more quality loans faster and at a lower cost.

Our investments in research and development have resulted in the issuance of five additional patents to protect Kofax’s intellectual property:

•	U.S. patent 8,677,249 issued in March 2014, which covers technology for providing a structured and unstructured document inspection and manipulation user interface, including those captured via mobile devices

•	U.S. Patents 8,693,043 and 8,719,197 issued in April and May 2014, respectively, which cover technologies for automatic document separation and classification via machine learning

•	U.S. Patent 8,749,839 issued in June 2014, which extends Kofax’s VirtualReScan™ image perfection technology to images captured via mobile devices

•	Patent 5,426,286 from the Japanese Patent Office issued in January 2014, which covers technology for determining document validity, including those captured via mobile devices

We acquired Kapow Technologies Holdings, Inc., a leading provider of data integration software, on July 31, 2013. Kapow’s products greatly simplify our ability to integrate smart process applications with an organization’s systems of engagement and systems of record, allowing us to speed our time to market with new solutions and customers’ ROIs. Such integrations are needed for content import and export purposes as well as data validation during a business process. We successfully integrated Kapow during the fiscal year and its bookings for the fiscal year exceeded our expectations, although the mix of perpetual and term software license sales was more heavily weighted toward the latter than we had expected. This caused a substantial portion of those bookings to be deferred for revenue recognition in fiscal year 2015 and beyond.

During the fiscal year we were also pleased to continue receiving widespread recognition for the Company, and our market position and products, including:

•	Kofax TotalAgility 7 won a “Product of the Year” award from Document Manager Magazine

•	Kofax TotalAgility 7 was recognized as a “Strong Performer” in the Forrester Wave™ for Dynamic Case Management

•	The Company and Kofax TotalAgility 7 were positively recognized in Gartner reports entitled “Critical Capabilities for Case Management Frameworks” and “Gartner MarketScope for Business Process Management Platform as a Service (PaaS)”

•	Kofax Mobile Capture Platform won Mortgage Technology Magazine’s “2013 Harnessing Mobile Award”

•	Kofax Mobile Capture Platform was named to HousingWire Magazine’s inaugural HW TECH100™ list and chosen as the “Elegant Implementation” category winner

•	Kofax Mobile Capture Platform was voted ‘Best of Show’ by attendees at the FinovateAsia 2013 event in Singapore

•	Kapow Enterprise was recognized as a “Trend Setting Product of 2013’ by KMWorld Magazine

•	Kapow Enterprise was named a “Trendsetting Product of 2014” by Database Trends and Applications Magazine

•	Kapow Enterprise was named to Analyst One’s “Top Technologies List for 2013”

•	Kapow Enterprise was named ‘Best in Show’ by attendees at the bpmNEXT 2014 Conference

•	The Global Equity Organization awarded its “2014 Award for the Most Creative Solution’ to Kofax for the Company’s employee stock plan administration program

And, lastly, on December 5, 2013 we successfully established our dual listing on NASDAQ. This has since then resulted in a significant increase in the Company’s share price, over a ten fold increase in the average daily share trading volume – principally on NASDAQ – and the majority of Kofax’s shares of common stock now being held by U.S. shareholders.

Subsequent Events

On September 1, 2014 we acquired Softpro GmbH, a leading provider of signature verification, fraud prevention and electronic signature software and services. SoftPro’s products are synergistic with our smart process applications software and solutions for the business critical First MileTM of customer interactions, particularly in the processing of new account openings and other applications in a more cost effective and responsive manner. Its products are offered for both on premise and cloud deployments. We’ll invest to grow its sales organization in order to drive its software license revenue growth while also leveraging its products in our smart process applications software and solutions business.

We acquired all of Softpro’s stock for total consideration of $34.7 million in cash. Of this amount, $31.2 million was paid as part of the closing of the transaction on September 1, 2014. An additional $1.1 million will be paid 90 days after closing, $1.2 million will be paid one year from closing and $1.2 million will be paid two years from closing, with said amounts being subject to certain indemnification terms and conditions. We expect to complete our integration of the company by the end of calendar year 2014.

We previously announced a voluntary change in the basis of preparation of the Company’s financial statements from IFRS to GAAP effective as of July 1, 2014, the beginning of our fiscal year 2015. For reference purposes, we’ve published audited GAAP financial statements for the fiscal years ending June 30, 2013 and June 30, 2014, and we’ve published unaudited GAAP quarterly financial statements, certain Non-GAAP financial measures and supplemental reconciliations to GAAP for those Non-GAAP measures for the fiscal years ended June 30, 2013 and 2014.

Today we announced our intention to seek shareholder approval to delist from the London Stock Exchange. This decision was made by the Board after careful consideration and recognizing that more than 78.0% of Kofax’s shares of common stock were held by U.S. shareholders, Board members and affiliated parties as of July 31, 2014 and that the majority of the total daily share trading volume routinely occurs on NASDAQ. We plan to hold an Special General Meeting on February 9, 2015 in order for shareholders to vote on this proposal and, subject to approval, thereafter delist on or before March 31, 2015. The Board chose to announce this decision now in order to provide sufficient time for U.K. shareholders unable to hold shares not listed on the London Stock Exchange to liquidate their holdings in an orderly manner.

Today we also announced that Jamie Arnold, Kofax’s Chief Financial Officer and an Executive Director, has given notice of his intention to resign for personal reasons from those positions when his successor is appointed by the Board and to resign as an employee on or before September 30, 2015 – over one year from today. Jamie has successfully accomplished a great deal of very challenging work during his tenure with Kofax and we’ll all be sorry to see him leave. We’ll initiate a search for his replacement and believe this will be successfully accomplished within a period of time needed to ensure a smooth transition of his responsibilities.

Corporate Mission & Strategy

Our mission is to deliver superior value to our stakeholders – customers, partners, employees, suppliers and shareholders – by extending our position as a leading provider of smart process applications software and solutions for the business critical First Mile of customer interactions. Our smart process applications provide an essential connection between an organization’s systems of engagement with customers, which generate real time, information intensive communications, and their systems of record, which are typically large scale enterprise applications and repositories used to manage information and internal operations. They combine our market leading capture, process management, analytics, data integration and mobile capabilities to radically transform and simplify these interactions, and result in an optimized customer experience and greatly reduced operating costs, thus driving increased competitiveness, growth and profitability. As a result of these benefits, many of our users realize a return on investment (ROI) within 12 to 18 months.

We intend to accomplish this mission by pursuing these key strategies:

1.	Broadening our smart process application offerings and markets,

2.	Further penetrating our large installed base of over 20,000 end user customers,

3.	Expanding and optimizing our hybrid go-to-market model that supports both direct sales to end users and indirect sales through resellers and OEM partners, and

4.	Continuing to pursue strategic acquisitions.

While doing so we will also make on-going investments in research and development in order to maintain, improve and add to our smart process application software and solution offerings, while over time prudently reallocating those expenditures to better focus on the more rapidly growing areas of our business. This, combined with our acquisition strategy, will continually expand our vision to encompass additional growth opportunities.

We made a great deal of progress in many of these areas during this last fiscal year and have further solidified a foundation for more aggressively pursuing our mission and strategies during the current and future fiscal years.

Dividend Matters

The Board regularly reviews our strategy, balance sheet and future opportunities, and considers the Company’s dividend policy. After careful consideration of these factors throughout fiscal year 2014 and through today, the Board maintained and currently intends to maintain its policy of not paying dividends in order to invest in better growing our business. As a result, no dividends were declared or paid during fiscal year 2014.

Board & Management Changes

The Board of Directors appointed James A. Urry as a Non-Executive Director and member of the Nominating Committee effective February 3, 2014. Mr. Urry brings extensive financial expertise and experience across a wide range of companies, products and markets to the Board. His appointment to the Board brings the total number of Non-Executive and Executive Directors to ten.

Bruce Powell, a Non Executive Director of the Company since 1996, has notified the Board of his intention to not stand for re-election at this year’s Annual General Meeting. Coincident with the Annual General Meeting, his decision will bring the total number of Non-Executive and Executive Directors to nine.

We were pleased to welcome Grant Johnson as our new Chief Marketing Officer in October 2013. Grant is responsible for all corporate communications, field marketing, product marketing and related activities. He is a seasoned software industry executive with more than 20 years of relevant experience across a wide range of companies, products and markets, including content management, capture, process management and customer relationship management, and products offered under both on premise perpetual license and hosted SaaS subscription offering models. As a result, Grant has been a valuable addition to our executive management team and will be instrumental in driving our future marketing strategies.

Martyn Christian, who was our previous Chief Marketing Officer, resigned in July 2013 and is no longer a member of our executive management team.

As noted and discussed above, subsequent to the end of fiscal year 2014 Jamie Arnold, our Chief Financial Officer and an Executive Director, gave notice of his intention to resign for personal reasons from those positions when his successor is appointed by the Board and to resign as an employee on or before September 30, 2015 – over one year from today.

There were no other changes in the Company’s Board or executive management team during or subsequent to the end of fiscal year 2014.

Forward Looking Guidance

We remain confident in our business strategy, are prudently optimistic about our future and reconfirm the long-term financial model previously communicated, which is based on organic software license revenue growth in the mid teens, total revenue growth of 10% to 12% and an adjusted EBITDA margin of 20% or greater in fiscal year 2017. Our guidance for fiscal year 2015, including the anticipated results of Softpro GmbH, is as follows:

Millions or Percentages	GAAP	Non-GAAP
Software License Revenue	$145.0 to $151.0	$147.0 to $153.0
Total Revenues	$339.0 to $347.0	$343.0 to $351.0
Adjusted EBITDA	$51.0 to $55.0	$54.0 to $58.0
Effective Tax Rate	38.0 to 40.0%	34.0 to 36.0%

Thank You

Our performance is the direct result of the dedication and hard work of our valued employees, indirect channel partners and suppliers, and the continued support of our customers and shareholders. I would like to once again use this opportunity to sincerely thank all of these stakeholders for their on-going contributions to our success.

Reynolds C. Bish

Chief Executive Officer

September 1, 2014

Chief Financial Officer’s Review

During fiscal year 2014, we continued to pursue the operational improvement initiatives we had started in the second half of fiscal year 2013 which included spending ahead of revenue to enhance our product offerings with a focus on Kofax Total Agility and related solutions as well as increasing our sales and marketing capacity. While the fourth quarter was disappointing, with the slip in license revenue leading to lower than expected earnings, we believe those results are due to forecasting and sales execution issues and not a weakness in our proposition to customers or our market opportunity.

In addition to the operational investments, we completed our initial public offering in the United States in December 2013 which strengthens our financial position, and acquired two companies, Kapow Technologies Holdings, Inc. for data integration, at the end of July 2013 and SoftPro GmbH, a leading provider of signature verification, fraud prevention and electronic signature software and services, subsequent to fiscal 2014, which further strengthens our position as a technology leader in the markets we serve. We exit fiscal year 2014 with a solid foundation that can support growth resulting from our strategic plans and objectives.

The following comments are in reference to our IFRS financial statements for the fiscal year ended June 30, 2014.

Revenue

Total revenue increased $23.4 million, or 8.8% in the fiscal year ended June 30, 2014 compared to the fiscal year ended June 30, 2013 reflecting growth across all geographies.

The following tables present revenue by financial statement line, as well as in total for each of our geographic regions:

	For the Year Ended June 30,		% Change	% of Total Revenue
	2014	2013		2014	2013
	($ in thousands, except percentages)

Software license	$117,791	$112,228	5.0%	40.7%	42.2%
Maintenance services	133,194	121,751	9.4%	46.0%	45.7%
Professional services	38,725	32,339	19.7%	13.3%	12.1%

Total revenue	$289,710	$266,318	8.8%	100.0%	100.0%

Americas	$160,412	$141,872	13.1%	55.4%	53.3%
EMEA	108,186	104,906	3.1%	37.3%	39.4%
Asia Pacific	21,112	19,540	8.0%	7.3%	7.3%

Total revenue	$289,710	$266,318	8.8%	100.0%	100.0%

Software licenses revenue increased $5.6 million, or 5.0% in the fiscal year ended June 30, 2014, due to a 69.4% increase in our mobile and new or acquired products software license revenue, which was assisted by revenues from our acquisitions of Altosoft and Kapow, offset by a 5.4% decline in core capture revenues. The decline in core capture was due to sales execution issues in the fourth quarter delaying three seven figure transactions through the pipeline to timely closure. License revenue increased $5.0 million in the Americas and $1.9 million in Asia Pacific offset by a $1.3 decrease in EMEA.

Maintenance services revenue increased $11.4 million, or 9.4%, in the fiscal year ended June 30, 2014 due to an increase of $6.0 million in the Americas and $5.8 million in EMEA, offset by a $0.4 million decrease in Asia Pacific. Our maintenance services revenue increased due primarily to continued high maintenance contract renewal rates as well as the expansion of our installed base from new license transactions.

Professional services revenue increased $6.4 million, or 19.7%, in the fiscal year ended June 30, 2014 due to an increase of $7.4 million in the Americas and $0.2 million in Asia Pacific offset by a $1.2 million decrease in EMEA. The increase in professional services revenue is primarily due to incremental professional services arising from our acquisition of Kapow as well as several large capture projects in the Americas.

Costs and Expenses

Cost of Software Licenses

Cost of software licenses primarily consists of royalties to third-party software developers as well as personnel costs related to the distribution of our software licenses and associated costs such as facilities and overhead charges. The following table reflects cost of software license revenue, in dollars and as a percentage of software license revenue:

	For the Year Ended June 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)

Cost of software license	$9,877	$10,688	$(811)	(7.6)%

% of software license revenue	8.4%	9.5%

Cost of software licenses decreased by $0.8 million, or 7.6%, in the fiscal year ended June 30, 2014, which is primarily related to a change in product mix resulting in lower royalty expense. Royalty costs vary by product and accordingly, the cost of software licenses as a percentage of the software license revenue can fluctuate based on the mix of software licenses sold.

Cost of Maintenance Services

Cost of maintenance services primarily consists of personnel costs for our staff who respond to customer inquiries as well as associated costs such as facilities and related overhead charges.

The following table shows cost of maintenance services, in dollars and as a percentage of maintenance services revenue:

	For the Year Ended June 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)

Cost of maintenance service	$20,241	$18,194	$2,047	11.3%

% of maintenance service revenue	15.2%	14.9%

Cost of maintenance services increased $2.0 million, or 11.3%, in the fiscal year ended June 30, 2014 as we invested to ensure we maintain high service levels, increasing our technical support organization to service a larger installed base and as a result of our acquisitions of Altosoft and Kapow.

Cost of Professional Services

Cost of professional services primarily consists of personnel costs for our staff of consultants and trainers, other associated costs such as facilities and related overhead charges, travel related expenses and the cost of contractors, whom we engage from time to time to assist us in delivering professional services. The following table shows cost of professional services, in dollars and as a percentage of professional services revenue:

	For the Year Ended June 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)

Cost of professional services	$32,625	$28,343	$4,282	15.1%

% of professional service revenue	84.2%	87.6%

Cost of professional services increased $4.3 million, or 15.1%, in the fiscal year ended June 30, 2014 due to an increase in compensation costs largely associated with our acquisitions of Altosoft and Kapow. Our gross margin on professional services increased from 12.4% in the twelve months ended June 30, 2013 to 15.8% in the twelve months ended June 30, 2014 as we were able to better manage and deploy our resources.

Research and Development

Research and development expenses consist primarily of personnel costs incurred in connection with the design, development, testing and documentation of our software products as well as associated costs such as facilities and related overhead charges. Research and development expenses are expensed as incurred.

The following table shows research and development expense, in dollars and as a percentage of total revenue:

	For the Year Ended June 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Research and development	$40,428	$34,686	$5,742	16.6%

% of total revenue	14.0%	13.0%

Research and development expenses increased $5.7 million, or 16.6%, in the fiscal year ended June 30, 2014 due to an increase in compensation costs largely associated with our acquisitions of Altosoft and Kapow, and associated with incremental personnel to develop Kofax Total Agility and related solutions offset by a decrease in costs for core capture products, which we have continued moving offshore where we have found talented resources at lower labor costs.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel costs related to our sales and marketing staff, travel costs, costs for trade shows, advertising and other lead generating activities, as well as associated costs such as facilities and overhead charges.

The following table shows sales and marketing expense, in dollars and as a percentage of total revenue:

	For the Year Ended June 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)

Sales and marketing expense	$122,925	$98,209	$24,716	25.2%

% of total revenue	42.4%	36.9%

Sales and marketing expenses increased $24.7 million, or 25.2%, in the fiscal year ended June 30, 2014 due to an increase in compensation costs largely associated with our acquisitions of Altosoft and Kapow and our increased investment in growing the sales organization. In fiscal year 2014, we continued the sales enhancement program started in the second half of fiscal year 2013, which has resulted in quota carrying sales staff increasing by approximately 35% in fiscal year 2014 as well as implementing changes to continue improving our sales and marketing execution.

General and Administrative

General and administrative expenses consist primarily of personnel costs for our executive, finance, human resource and legal functions, as well as associated costs such as facilities and overhead charges. Also included in general and administrative expenses are costs associated with legal, accounting, tax and advisory fees.

The following table shows general and administrative expense, in dollars and as a percentage of total revenue:

	For the Year Ended June 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)

General and administrative expense	$39,382	$37,286	$2,096	5.6%

% of total revenue	13.6%	14.0%

General and administrative expenses increased $2.1 million, or 5.6%, in the fiscal year ended June 30, 2014 due to increased legal, accounting, and tax fees, related to the changes in the Company’s regulatory and reporting requirements during 2013 and increased share-based payment expense, primarily driven by the increase in value of awards resulting for recent increases in our share price.

Amortization of Acquired Intangible Assets

We amortize acquired intangible assets using the straight-line method over the estimated useful life of the respective asset. Our intangible assets include acquired contractual and customer relationships, technology and trade names, each based on their fair values ascribed in accounting for the initial business acquisition.

The following table shows expense related to the amortization of acquired intangible assets, in dollars and as a percentage of total revenue:

	For the Year Ended June 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)

Amortization of acquired intangible assets	$8,933	$6,707	$2,225	33.2%

% of total revenue	3.1%	2.5%

Amortization of acquired intangible assets increased $2.2 million, or 33.2%, in the twelve months ended June 30, 2014, due to $2.7 million of additional amortization of acquired intangible assets arising from our acquisitions of Altosoft and Kapow which was offset by a decrease in amortization expense of previously acquired intangible assets which were fully amortized as of June 30, 2014.

Acquisition-related Costs

Acquisition-related costs include those costs related to business and other acquisitions and consist of (i) costs directly attributable to our acquisition strategy, including the evaluation, consummation and integration of our acquisitions and (ii) transition compensation costs.

The following table shows acquisition-related costs, in dollars and as a percentage of total revenue:

	For the Year Ended June 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)

Acquisition related costs	$857	$4,682	$(3,825)	(81.7)%

% of total revenue	0.3%	1.8%

Acquisition-related costs decreased $3.8 million, or 81.7%, to $0.9 million in the fiscal year ended June 30, 2014 due to a $6.9 million decrease in the fair value of contingent consideration and retention related to our acquisition of Singularity, offset by $1.5 million increase in the fair value of the contingent consideration related to the acquisition of Altosoft. The remaining offsetting acquisition related costs were associated with direct acquisition costs from the July 31, 2013 acquisition of Kapow.

Other Operating Expenses, net

Other operating expenses, net consists of all income or expense that is not directly attributable to one of our other operating revenue or expense lines. The following table shows other operating expenses, net, in dollars and as a percentage of total revenue:

	For the Year Ended June 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)

Other operating expenses, net	$4,172	$2,395	$1,777	74.2%

% of total revenue	1.4%	0.9%

Other operating expenses, net increased $1.8 million, or 74.2% to $4.2 million in the fiscal year ended June 30, 2014 primarily due to professional fees incurred for attorneys, accountants and other advisors associated with the work needed for us to complete a NASDAQ listing of our common shares and to support the July 1, 2014 change in the basis of preparation of our financial statements from IFRS to U.S. GAAP.

Finance Income (Expense), net

Finance income (expense), net consists primarily of foreign exchange gains or losses related to our intercompany receivables and payables, to fair value adjustments relating to forward contracts or other financial instruments and to a lesser extent to interest income (expense).

The following table shows finance income (expense), net, in dollars and as a percentage of total revenue:

	For the Year Ended June 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)

Finance income (expense), net	$6,511	$(6,929)	$13,440	194.0%

% of total revenue	2.2%	(2.6)%

Finance income (expense) net, fluctuated $13.4 million in the fiscal year ended June 30, 2014 and represents a swing from an expense to income primarily due to a switch to unrealized foreign exchange gains related to revaluing non-functional currency denominated intercompany positions. The movement was largely due to the strengthening of the Euro and British pound against the U.S. dollar. Many of the intercompany positions have been settled during fiscal year 2014 thus reducing, in part, our future exposure to large swings in gains and losses.

Income tax expense

The following table shows income tax expense, in dollars and as a percentage of income before tax:

	For the Year Ended June 30,		Change
	2014	2013	$	%
	($ in thousands, except percentages)
Income tax expense	$5,402	$8,198	$(2,796)	(34.1)%

Income before tax	$16,781	$18,199

Effective tax rate	32.2%	45.0%

Income tax expense decreased by $2.8 million, or 34.1%, to $5.4 million during the fiscal year ended June 30, 2014. The decrease in income tax expense and effective tax rate was primarily the result of incremental increases to the utilization of previously unrecognized tax losses, release of uncertain tax positions on expiry of statute of limitations, the effect of expenses that are not deductible for tax purposes and decrease in pre-tax net income.

Liquidity and Capital Resources

Historically, we have financed our business primarily through our cash on hand as well as cash flows from operations. We had $89.6 million of cash and cash equivalents at June 30, 2014, compared to $93.4 million at June 30, 2013. The majority of our cash is held in U.S. dollars, Euros and to a lesser extent, British Pounds. We have no outstanding debt as of June 30, 2014.

The following table sets forth the summary of our cash flows:

	For the Year Ended June 30,		Change
	2014	2013
	($ in thousands)
Cash generated from (used in)
Operating activities	$34,557	$30,523	$4,034
Investing activities	(48,995)	(19,075)	(29,920)
Financing activities	9,417	1,120	8,297
Effect of exchange rate fluctuations	1,239	(274)	1,513

Net increase (decrease)	$(3,782)	$12,294	$(16,076)

Operating Activities

Net cash generated from operating activities was $34.6 million in fiscal 2014, compared to $30.5 million in fiscal 2013, an increase of $4.0 million. This increase was attributable primarily to increased cash inflows from the collection of account receivables during the year.

Investing Activities

Net cash used in investing activities was $49.0 million in fiscal 2014, compared to $19.1 million in fiscal 2013, representing an increase of $29.9 million. The primary use of cash in both years was associated with our acquisitions. We paid $39.2 million in fiscal 2014 associated with the acquisition of Kapow and $11.7 million in fiscal 2013, related to the acquisition of Altosoft, representing an incremental increase related to acquisitions of $27.5 million. Additionally, during 2014 we paid $1.0 million of contingent consideration and $1.3 million of deferred consideration related to the acquisition of Altosoft in 2013, as well as additional purchases of computer equipment to support increases in headcount.

Financing Activities

Net cash generated from financing activities was $9.4 million in fiscal year 2014, compared to $1.1 million in fiscal year 2013, representing an increase of $8.3 million primarily due to $12.4 million in net proceeds from the NASDAQ listing, offset by an incremental decrease of $2.6 million from purchases of employee benefit trust shares, net of proceeds from stock option exercises.

Exchange Rate Effects

We operate in many countries around the world, and maintain cash balances in locations outside of the United States, in currencies other than the U.S. dollar. In 2014 cash and cash equivalents increased by $1.2 million, primarily resulting from changes in foreign exchange rates, while in 2013 cash and cash equivalents decreased by $0.3 million. Our cash and cash equivalents will continue to fluctuate in the future, as foreign currency exchange rates vary.

Treasury Management

On October 14, 2013, the Company extended the term of its $40.0 million revolving line of credit with Bank of America Merrill Lynch to June 30, 2016. Subject to certain conditions, borrowings under the credit facility can be denominated in U.S. dollars, Euros and certain other currencies and can be made in the U.S. and certain other countries. The credit facility is available for general corporate purposes, including acquisitions, is secured by certain assets of the Company and can be increased by an additional $10.0 million. As of June 30, 2014 $39.5 million was available, as $0.5 million has been used to guarantee letters of credit in certain operating facilities and payroll services.

The Company has significant overseas subsidiaries, which operate principally in their local currencies. Where appropriate, intra- company borrowings are arranged in the functional currencies of the borrower to centralize the foreign exchange impact and provide a natural hedge against exchange rate movement risks.

The Company hedges certain foreign currency cash and cash flows relating to transactions in accordance with policies set by the Board of Directors. Assessment of the credit risk profile of the Company’s key customers and resellers is centralized for increased focus.

Reconciliation of Non-IFRS Measures

Management uses financial measures, both IFRS and non-IFRS, in analyzing and assessing the overall performance of the business and for making operational decisions. We have provided and believe that the non-IFRS financial measures and supplemental reconciliation to IFRS financial measures are useful to investors and other users of our financial statements because the non-IFRS financial measures may be used as additional tools to compare business performance across peer companies, periods and financial markets.

While we use non-IFRS measures as a tool to enhance our understanding of certain aspects of our financial performance, we do not believe that these non-IFRS measures are a substitute for, or are superior to, the information provided by IFRS results. As such, the presentation of non-IFRS measures is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of non-IFRS measures as compared to IFRS results are that non-IFRS measures may not be comparable to similarly titled measures used by other companies in our industry and that non-IFRS measures may exclude financial information that some investors may consider important in evaluating our performance. We compensate for these limitations by providing disclosure of the differences between non-IFRS measures and IFRS results, including providing a reconciliation of each non-IFRS measure to IFRS results, in order to enable investors to perform their own analysis of our operating results.

Adjusted Revenues – We define Non-IFRS revenue as revenue, as reported under IFRS, increased to include revenue that is associated with our historic acquisitions that has been excluded from reported results for a given period due to the effects of purchase accounting. In accordance with IFRS purchase accounting, an acquired company’s deferred revenue at the date of acquisition is subject to a fair value adjustment which reduces the deferred amount and revenues recognized subsequent to an acquisition. We include Non-IFRS revenue to allow for more complete comparisons to the financial results of our historical operations, forward-looking guidance and the financial results of peer companies. We believe these adjustments are useful to management and investors as a measure of the ongoing performance of the business. Additionally, although acquisition related revenue adjustments are non-recurring, we may incur similar adjustments in connection with any future acquisitions as these adjustments give a proforma view of our revenue. The tables below provide a reconciliation of IFRS revenues to Non-IFRS revenues related to all of our historic acquisitions:

	For the Year Ended June 30, 2014			For the Year Ended June 30, 2013
	Revenues (as reported under IFRS)	Acquisition Fair Value Adjustment	Non-IFRS Revenues	Revenues (as reported under IFRS)	Acquisition Fair Value Adjustment	Non-IFRS Revenues
	($ in thousands)
Software licenses	$117,791	$6,069	$123,860	$112,228	$156	$112,384
Maintenance services	133,194	911	134,105	121,751	205	121,956
Professional services	38,725	714	39,439	32,339	–	32,339

Total revenues	$289,710	$7,694	$297,404	$266,318	$361	$266,679

Adjusted software license revenue increased $11.5 million, or 10.2% in 2014 as a result of mobile and new or acquired products software license revenue grew 106.5%. Acquisition fair value adjustments increased $7.3 million as the result of the subsequent recognition of fair value adjustment to deferred income acquired in the acquisition of Kapow in July 2013.

Non-IFRS Income from Operations – We define Non-IFRS income from operations as income from operations, as reported under IFRS, excluding the effect of acquisition fair value adjustment to revenue, share-based payment expense, depreciation expense, amortization of acquired intangible assets, acquisition-related costs, restructuring costs and other operating expense, net. Share-based payment expense, depreciation expense and amortization of acquired intangible assets in our Non-IFRS income from operations reconciliation represent non-cash charges, which are not considered by management in evaluating our operating performance. Acquisition-related costs consist of: (i) costs directly attributable to our acquisition strategy and the evaluation, consummation and integration of our acquisitions (composed substantially of professional services fees including legal, accounting and other consultants), and (ii) transition compensation costs (composed substantially of contingent payments for shares that are treated as compensation expense and retention payments that are anticipated to become payable to employees, as well as severance payments to employees whose positions were made redundant). These acquisition-related costs are not considered to be related to the organic operations of the acquired businesses and are generally not relevant to assessing or estimating the long-term performance of the acquired assets. Other operating expense, net represents items that are not necessarily related to our recurring operations and which therefore are not, under IFRS, included in other expense lines. Accordingly, we exclude those amounts when assessing Non-IFRS income from operations.

We also assess Non-IFRS income from operations as a percentage of total Non-IFRS revenues and by doing so we are able to evaluate our relative performance of our revenue growth compared to the expense growth for those items included in Non-IFRS income from operations. This measure allows management and our Board of Directors to compare our performance against that of other companies in our industry that may be of different sizes.

The following table provides a reconciliation of IFRS income from operations to Non-IFRS income from operations and presents Non-IFRS income from operations as a percentage of total revenues.

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Income from operations	$10,270	$25,128
Acquisition fair value adjustment to revenue	7,694	361
Share-based payment expense	4,867	1,393
Depreciation and amortization expense	5,323	6,009
Amortization of acquired intangible assets	8,933	6,707
Acquisition-related costs	857	4,682
Other operating expenses, net	4,172	2,395

Adjusted income from operations	$42,116	$46,675

Adjusted income from operations as a percentage of revenue	14.2%	17.5%

At times when we are communicating with our shareholders, analysts and other parties, we refer to adjusted income from operations as a percentage of revenues as EBITDA margin.

Adjusted Cash Flows from Operations – We define “adjusted cash flows from operations” as cash flows from operations as reported under IFRS, adjusted for income taxes paid or received and payments under restructurings. Income tax payments are included in this reconciliation as the timing of cash payments and receipts can vary significantly from year-to-year based on a number of factors, including the influence of acquisitions on our consolidated tax attributes. Payments for restructurings relate to a specific activity that is not part of ongoing operations.

The table below provides a reconciliation of IFRS cash flows from operations to adjusted cash flows from operations:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Cash flows from operations	$34,557	$30,523
Income tax paid	13,165	10,749
Payments under restructuring	637	863

Adjusted cash flows from operations	$48,359	$42,135

Adjusted cash flow from operations increased $6.2 million to $48.4 million in the fiscal year ended June 30, 2014, attributable primarily to increased cash inflows from collection of account receivables during the year.

Adjusted diluted earnings per share – Adjusted diluted earnings per share is calculated using IFRS net income/(loss) excluding the effect of Acquisition fair value adjustment to revenue, Share-based compensation expense, Amortization of intangible assets, Acquisition-related costs, Net interest, Other income and expense, and the related tax effect, divided by fully diluted shares outstanding. Therefore, we include this non-IFRS measure in order to provide a more complete comparison of our earnings per share from one period to another.

The tables below provide a reconciliation of our Adjusted diluted earnings per share, and our associated Non-IFRS income (loss), after tax:

Reconciliation of Adjusted Diluted Earnings Per Share

	For the Year Ended June 30,
	2014		2013
	Per Diluted Share	$’000	Per Diluted Share	$’000

Diluted earnings per share and net income	0.12	$11,379	0.11	$10,001
Acquisition fair value adjustment to revenue	0.08	7,694	0.00	361
Share-based payment expense	0.05	4,867	0.01	1,393
Amortization of intangible assets	0.10	8,933	0.08	6,707
Acquisition-related costs	0.01	857	0.06	4,682
Net finance and other income and expense	(0.03)	(2,339)	0.11	9,324
Tax effect of above	(0.07)	(6,936)	(0.05)	(4,300)

Adjusted diluted earnings per share	0.26		0.32

Supplemental Information

The following supplemental information is used to reconcile IFRS Income from operations to Adjusted Income from operations:

Share based payment expense recognized by functional line in the Consolidated Income Statements is as follows:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Cost of maintenance services	$79	$14
Cost of professional services	92	28
Research and development	884	274
Selling and marketing	2,607	579
General and administrative	1,205	498

Total share-based payment expense	$4,867	$1,393

Depreciation and amortization expense recognized by functional line in the Consolidated Income Statements is as follows:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Cost of software licenses	$32	$65
Cost of maintenance services	484	576
Cost of professional services	786	1,048
Research and development	1,639	1,676
Selling and marketing	1,651	1,745
General and administrative	731	899

Total depreciation and amortization expense	$5,323	$6,009

Business Risks and Uncertainties

Under current European Union reporting requirements, the Board of Directors is required to comment on risk factors facing the business. As with any business, various risks may affect the Company, its results and management’s ability to execute. The Board has implemented systems to identify risks, to assess them and to ensure that reasonable mitigation and action plans are in place. The Board is paying particular attention to the operational risks and uncertainties surrounding economic conditions in many of the Company’s markets. Furthermore the following principal risks and uncertainties have been identified by the Company:

Identification and Retention of Key Employees

Recruiting and retaining highly skilled personnel is a risk to our ongoing success. While we’ve made a number of important additions to our staff during the past fiscal year and now have an even more professional employee base in place, if we lose the services of our key employees or are unable to attract and retain other qualified personnel, we may be unable to operate our business effectively. For this reason, we offer competitive salaries and benefits as well as long term incentive awards such as our option and LTIP schemes.

Rapidly Changing Technology

As a technology based company, we are subject to rapid changes in the marketplace in which we compete. We seek out strategic acquisitions as well as make significant investments in research and development to ensure that we remain competitive in the markets we serve. Our failure to successfully develop, market or sell new products or adopt new technology platforms could materially adversely affect our results of operations and financial conditions. Our research and development, acquisition and marketing strategies ensures that we are addressing customer needs by enhancing our existing technology and creating new technologies internally and through acquisitions such as Altosoft and Kapow.

Go to Market Model

During the year we have continued our “hybrid go-to-market” model to expand our market reach by selling direct to end users in addition to relying on indirect channel partner sales through value added resellers, system integrators, distributors and OEMs. If we are not successful in maintaining this balanced approach we may not be able to sustain and grow our revenues. The Company focuses on maintaining relationships with and incentivizes partners to continue to meet revenue targets. Additionally, the Company has reorganized and increased the headcount of the sales organization to improve the Company’s ability to execute sales.

Financial Risks

One of the principal financial risks facing the Company relates to the movements in exchange rates. The Company derives its revenues from a variety of currencies including the U.S. dollar, Euros and British pounds. Expenses are denominated principally in U.S. dollars, Euros, British pounds and Swiss francs. Fluctuations in exchange rates between these currencies relative to the dollar may cause fluctuations in financial results of the Company as the results of overseas operations are translated into dollars for consolidation. The Company does not hedge the foreign exchange exposure arising on net investments in the assets and liabilities of overseas subsidiaries. The Company does hedge certain net foreign currency cash and cash flows relating to transactions in accordance with policies set by the Board. Assessment of the credit risk profile of the Company’s key customers and resellers also remain a key area of attention and is closely monitored, which is evidenced by our low level of doubtful receivables.

Kofax Limited

Acquisition Risk

As part of the Company’s strategy, we may acquire additional companies or technologies. We may not be able to continue to grow through such acquisitions or successfully integrate those acquisitions which could lead to our revenue not growing at an acceptable rate and may in turn harm our business. We may need to raise additional capital to finance future acquisitions, and such financing may not be available on acceptable terms, or at all, and may be on terms that are dilutive to our shareholders. The Company has a robust diligence process to understand acquisition targets. All acquisitions undergo detailed review and approval by the Board of Directors, and we ensure that those businesses are quickly integrated into the Company’s existing operations.

Compliance Risk

Our ability to produce accurate and timely financial statements could be impaired and investors’ views of us could be harmed if we fail to maintain proper and effective internal controls. If we do not maintain proper and effective internal controls or remediate deficiencies in our internal control, the market price of our common shares could decline and we could be subject to sanctions or investigations. The Company has an internal audit function that performs testing to evaluate the effectiveness of our internal controls. The Company continues to recruit additional accounting and finance staff as the business grows to ensure that appropriate resources are available to produce accurate and timely financial statements.

General Economic Risks

The economic and trading environment has been challenging throughout the last two fiscal years. The Company has an extended geographic presence, necessitating a number of local banking relationships and local cash holdings. While the Company operates a cash pooling system, and has adopted treasury policy designed to ensure that it is not over-exposed to any particular bank failure, the risk remains that such a failure could adversely impact the Company’s assets. The Company uses a global top tier commercial bank to invest its cash and assist with the treasury policy. Recessionary trading environments have had a significant impact on many previously financially stable businesses. While the Company seeks to minimize the risk of being adversely affected by the failure of a supplier, a reseller or a customer, the volatility of trading and its impact on our trading partners represents a potential risk to the business. The Company maintains a low concentration of suppliers, resellers, or customers such that an adverse change to any of them would not significantly impact the business.

Meeting Financial Expectations

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. Fluctuations in our quarterly operating results or outlook may be due to a number of factors, including the extent which we are able to increase market awareness of our Company and our products, the extent to which we are able to manage our sales cycle which can vary from customer to customer, and the extent to which our existing customers purchase additional perpetual licenses and the timing and terms of those purchases. If our quarterly operating results or outlook fall below the expectations of research analysts or investors, the price of our common stock could decline substantially.

James Arnold, Jr.

Chief Financial Officer

September 1, 2014

Kofax Limited

Consolidated Income Statements

		For the Year Ended June 30,
	Note	2014	2013
		($ in thousands, except per share amounts)
Software licenses		117,791	112,228
Maintenance services		133,194	121,751
Professional services		38,725	32,339

Total Revenue	5	289,710	266,318

Cost of software licenses		9,877	10,688
Cost of maintenance services		20,241	18,194
Cost of professional services		32,625	28,343
Research and development		40,428	34,686
Sales and marketing		122,925	98,209
General and administrative		39,382	37,286
Amortization of acquired intangible assets	11	8,933	6,707
Acquisition-related costs		857	4,682
Other operating expenses, net		4,172	2,395

Operating costs and expenses	6	279,440	241,190

Income from operations		10,270	25,128

Finance income	8	7,387	287
Finance expense	8	(876)	(7,216)

Income before tax		16,781	18,199

Income tax expense	9	5,402	8,198

Net Income		11,379	10,001

Earnings per share	10
> Basic		0.13	0.12
> Diluted		0.12	0.11

Kofax Limited

Consolidated Statements of Comprehensive Income

		For the Year Ended June 30,
	Note	2014	2013
		($ in thousands)

Net income		11,379	10,001

Other comprehensive income/(loss)
Items that may be subsequently reclassified to profit or loss
Exchange gains/(losses) arising on translation of foreign operations		(2,184)	4,576
Income tax relating to items that may be reclassified	9	(408)	40

		(2,592)	4,616

Items that will not be reclassified to profit or loss
Actuarial losses on defined benefit pension plans	22	(433)	(809)
Income tax relating to items that will not be reclassified	9	(119)	130

		(552)	(679)

Other comprehensive income/(loss) for the period, net of tax		(3,144)	3,937

Total comprehensive income for the period, net of tax		8,235	13,938

Kofax Limited

Consolidated Statements of Financial Position

	Note	June 30, 2014	June 30, 2013
		($ in thousands)
Current assets:
Cash and cash equivalents		89,631	93,413
Trade receivables, net	16	58,392	60,929
Current tax assets		7,209	2,024
Other current assets	17	9,690	10,457

Total current assets		164,922	166,823
Other non-current assets	15	4,105	3,671
Property and equipment	14	4,611	4,510
Deferred tax assets	9	27,211	14,350
Intangible assets	11	228,612	189,789

Total assets		429,461	379,143

Current liabilities:
Trade and other payables	18	36,970	35,504
Deferred income – current		78,458	62,955
Current tax liabilities		8,153	10,106
Provisions – current	19	5,251	8,397

Total current liabilities		128,832	116,962
Employee benefits	22	4,078	3,018
Deferred income – non-current		8,079	5,095
Deferred tax liabilities	9	18,140	14,607
Provisions – non-current	19	4,470	2,334

Total liabilities		163,599	142,016

Shareholders’ equity:
Share capital	23	97	95
Share premium account		31,956	18,957
Employee benefit shares		(18,207)	(15,294)
Treasury shares		(15,980)	(15,980)
Merger reserve		2,835	2,835
Retained earnings		248,436	227,197
Currency translation adjustment		16,725	19,317

Total Shareholders’ equity		265,862	237,127

Total liabilities and Shareholders’ equity		429,461	379,143

Kofax Limited

Consolidated Statements of Changes in Equity

	Share Capital	Share Premium	Employee Benefit Shares	Treasury Shares	Merger Reserve	Retained Earnings	Currency Translation Adjustment	Total Equity
	($ in thousands)
As of June 30, 2012	94	17,091	(17,386)	(15,980)	2,835	216,585	14,701	217,940
Profit for the period	—	—	—	—	—	10,001	—	10,001
Other comprehensive income, net of tax	—	—	—	—	—	(679)	4,616	3,937

Total comprehensive income	—	—	—	—	—	9,322	4,616	13,938
Tax on equity awards	—	—	—	—	—	2,185	—	2,185
Share-based payment expense	—	—	—	—	—	1,393	—	1,393
Changes in employee benefit shares	—	—	2,092	—	—	(2,288)	—	(196)
New share capital issued	1	1,866	—	—	—	—	—	1,867

As of June 30, 2013	95	18,957	(15,294)	(15,980)	2,835	227,197	19,317	237,127

Profit for the period	—	—	—	—	—	11,379	—	11,379
Other comprehensive income, net of tax	—	—	—	—	—	(552)	(2,592)	(3,144)

Total comprehensive income	—	—	—	—	—	10,827	(2,592)	8,235
Tax on equity awards	—	—	—	—	—	5,713	—	5,713
Share-based payment expense	—	—	—	—	—	4,867	—	4,867
Changes in employee benefit shares	—	—	(2,913)	—	—	(168)	—	(3,081)
Proceeds from U.S. initial public offering	2	12,366	—	—	—	—	—	12,368
New share capital issued	—	633	—	—	—	—	—	633

As of June 30, 2014	97	31,956	(18,207)	(15,980)	2,835	248,436	16,725	265,862

Kofax Limited

Consolidated Statements of Cash Flows

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Cash flows from operating activities
Income before tax	16,781	18,199

Adjustments to reconcile profit before tax to net cash flows:
Finance income	(7,387)	(287)
Finance expense	876	7,216
Depreciation and amortization	14,334	12,872
Share-based payment expense	4,867	1,393
Changes in operating assets and liabilities:
Trade receivables	5,149	(1,381)
Other assets	1,262	852
Trade and other payables	178	161
Deferred income	15,200	4,229
Provisions	(2,901)	(1,119)
Payments under restructuring – personnel	(637)	(863)
Income taxes paid	(13,165)	(10,749)

Net cash inflow from operating activities	34,557	30,523

Cash flows from investing activities
Purchase of property and equipment, licenses and similar rights	(3,753)	(3,050)
Acquisition of subsidiaries, net of cash acquired*	(45,387)	(16,759)
Proceeds from sale of discontinued operations	—	603
Interest received	145	131

Net cash outflow from investing activities	(48,995)	(19,075)

Cash flows from financing activities
Issue of share capital	633	1,867
Proceeds from U.S. initial public offering	12,366	—
Purchases of and proceeds from EBT shares	(3,098)	(402)
Interest paid	(484)	(345)

Net cash inflow from financing activities	9,417	1,120

Net increase/ (decrease) in cash and cash equivalents	(5,021)	12,568

Cash and cash equivalents at start of the period	93,413	81,122
Exchange rate effects	1,239	(277)

Cash and cash equivalents at the end of the period	89,631	93,413

* The Company cash outflow from acquisitions is net of $1.3 million cash acquired from the Kapow acquisition and also includes payments of contingent consideration related to the Atalasoft acquisition of $1.2 million, contingent consideration related to the acquisition of Altosoft of $1.0 million and deferred consideration related to the Altosoft acquisition of $2.1 million and the Kapow acquisition of $1.9 million. The cash outflow from acquisitions for the year ended June 30, 2013 of $16.8 million is net of $0.9 million in cash acquired from the acquisition of Altosoft and also includes $2.0 million in payments of contingent consideration related to the Atalasoft acquisition and $3.1 million in payments of deferred consideration related to the acquisition of Singularity.

Kofax Limited (“the Company”) is a publicly listed company incorporated and domiciled in Bermuda. The address of the registered office is Clarendon House, 2 Church Street, Hamilton, Bermuda HM 11. The Company’s common shares are traded on the London Stock Exchange and on the NASDAQ Global Select Market. Kofax Limited and its subsidiaries is a leading global provider of smart process applications software and related maintenance and professional services.

AUTHORIZATION OF FINANCIAL STATEMENTS

The Financial Statements of the Company for the year ended June 30, 2014 were authorized for issue by the Board of Directors on September 1, 2014, consistent with the date through which subsequent events have been evaluated, and the Statements of Financial Position were signed on behalf of the Board by Greg Lock, Reynolds Bish, and James Arnold, Jr.

NOTE 1    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the Financial Statements are set out below. The policies have been consistently applied to all years presented.

1.1    Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with the International Financial Reporting Standards (IFRS) as adopted by European Union.

On December 5, 2013, the Company effected an initial public offering in the United States of 2,300,000 shares of common stock at a price to the public of $5.85 per share. The shares began trading on the NASDAQ Global Select Market on that exchange under the ticker symbol “KFX.” All of the shares of common stock being offered were by Kofax; there were no selling Kofax shareholders. Additionally, the Company established Kofax Limited as the parent company through a scheme of arrangement under Part 26 of the U.K. Companies Act of 2006. As part of the scheme, the Company established a new par value of $0.001 per share replacing the 2.5 U.K. pence per under Kofax plc. The consolidated financial statements are therefore presented as if Kofax Limited had been the parent company of the Company throughout the periods presented. Share capital and share premium amounts in the comparative periods have been retroactively adjusted to reflect such establishment.

The Company’s presentational currency is the U.S. dollar as that is the currency of the primary economic environment in which the Company operates. All values are rounded to the nearest thousand dollars ($’000s), except where otherwise indicated.

The financial statements have been prepared under the historical cost convention with the exception of certain items which are measured at fair value as disclosed in the accounting policies below. Except where otherwise stated, all references to 2014 and 2013 in these notes to the financial statements are defined as the year ended June 30, 2014 and June 30, 2013, respectively.

NOTE 2    ACQUISITIONS

Acquisition of Kapow Technologies Holdings

On July 31, 2013, Kofax acquired 100% of the shares of Kapow Technologies Holdings, Inc. (Kapow), a company incorporated in the United States, specializing in data integration software. Kapow’s software will assist in Kofax’s ability to integrate smart process applications. The acquisition was accounted for using the acquisition method.

Kofax Limited

The consolidated financial statements include the results of Kapow during the eleven month period from the acquisition date. The fair value of the identifiable assets and liabilities of Kapow, at the acquisition date, are as follows:

July 31, 2013
($ in thousands)
Current assets:
Cash and cash equivalents	1,276
Trade receivables, net	3,052
Other current assets	260

Total current assets	4,588
Other non-current assets	453
Property and equipment	99
Deferred tax assets	10,027
Technology – intangible	10,700
Customer relationships – intangible	5,400
In-process R&D – intangible	700
Trade names – intangibles	200

Total assets	32,167

Current liabilities
Trade and other payables	536
Other current liabilities	1,657
Deferred income – current	1,260

Total current liabilities	3,453
Other liabilities	26
Deferred tax liabilities	7,417

Total liabilities	10,896

Net assets acquired	21,271

Consideration paid in cash at time of closing	40,524
Deferred consideration	6,624

Total consideration	47,148

Goodwill arising from acquisition	25,877

Analysis of cash flows on acquisition:

($ in thousands)
Cash outflow at time of closing	40,524
Less: cash acquired	1,276

Total cash consideration	39,248

The goodwill of $25.9 million includes the value of acquired technologies, and expected synergies arising from the acquisition and the workforce, which is not separately recognizable. None of the goodwill is expected to be deductible for tax purposes.

From the date of acquisition, Kapow has contributed $11.2 million of revenue and $6.3 million of net loss to the Company. If the combination had taken place at the beginning of fiscal year 2014, revenue from Kapow’s operations would have been approximately $1.0 million higher and the net income would have decreased by approximately $1.0 million and Kofax’s total revenue would have been $290.7 million and net income $10.4 million.

Kofax Limited

Acquisition of Altosoft Corporation

On February 28, 2013, Kofax acquired 100% of the shares of Altosoft Corporation (Altosoft), a company incorporated in the United States, which is a provider of business intelligence and analytics software. The Company acquired Altosoft to enhance Kofax’s product portfolio with near real-time process and data analytics, visualization and extract, transform load capabilities. The consolidated financial statements include the results of Altosoft during the four month period from the acquisition date. The fair value of the identifiable assets and liabilities of Altosoft, at the acquisition date, are as follows:

February 28, 2013
($ in thousands)
Current assets:
Cash and cash equivalents	892
Trade receivables	565
Other current assets	13

Total current assets	1,470
Other non-current assets	342
Technology – intangible	5,000
Customer relationships – intangible	1,700
Non-compete agreement – intangible	300
Tradenames – intangibles	150

Total assets	8,962

Current liabilities
Deferred income	456
Other current liabilities	242

Total current liabilities	698
Other liabilities	164
Deferred tax liabilities	2,982

Total liabilities	3,844

Net assets acquired	5,118

Consideration paid in cash at time of closing	12,634
Deferred consideration	2,000
Fair value of contingent consideration	2,015

Total consideration	16,649

Goodwill arising from acquisition	11,531

The fair value of the trade receivables was $0.6 million. None of the trade receivables have been impaired and the full contractual amounts have been fully collected subsequent to the acquisition.

The intangible asset, including goodwill, includes the value of acquired technologies, and expected synergies arising from the acquisition and workforce, which is not separately recognizable. None of the goodwill is expected to be deductible for tax purposes.

Contingent consideration payments range between nothing and $4.4 million. $2.0 million represented the acquisition-date fair value of the payments that management estimated at that time will become payable to the former shareholders of Altosoft and is included in the purchase price allocation; however, none of the payments are guaranteed. The contingent consideration payments are based on the achievement of specific annual revenue and EBITDA levels that are payable in $1.0 million increments during calendar years 2013, 2014

Kofax Limited

and 2015. Additionally, 25% of revenue above targets will be paid up to $1.4 million such that the maximum consideration would be $19.0 million. During 2014, the Company paid $1.0 million to the former shareholders of Altosoft related to the achievement of specific revenue and EBITDA targets during calendar year 2013. The fair value of contingent consideration was $3.0 million as of June 30, 2014.

Of the total purchase price, $2.0 million was withheld as deferred consideration relating to representations and warranties made by the sellers, including those related to the level of cash and certain other net assets acquired. The Company paid the full amount of deferred consideration in fiscal year 2014.

The Company has entered into separate employment agreements with Altosoft employees subsequent to the acquisition in which the Company will provide the employees with a retention package that will include a cash bonus. The total anticipated payment is $0.6 million, with the latest payment due in January 2015. The retention bonus is being accrued as the employees provide services and $0.3 million and $0.1 million was recognized during 2014 and 2013, respectively in Acquisition-related costs.

Analysis of cash flows on acquisition:

($ in thousands)
Cash outflow at time of closing	12,634
Less: cash acquired	(892)

Net outflow of cash relating to the acquisition	11,742

From the date of acquisition, Altosoft has contributed $7.9 million and $1.0 million of revenue, and $1.4 million of net income and $0.2 million of net loss to the Company in fiscal years ended June 30, 2014 and 2013, respectively. If the combination had taken place at the beginning of fiscal year 2013, revenue from Altosoft’s operations would have been approximately $1.8 million and the addition to net income would have been approximately $0.1 million and would have made the Company’s total revenue would have been $267.1 million and net income $10.3 million.

Acquisition of Singularity

On December 5, 2011, Kofax acquired 100% of the shares of Singularity Limited (Singularity), a company incorporated in Northern Ireland, which was a provider of business process management (BPM) software and dynamic case management solutions. Singularity has historically conducted the majority of its operations in the United Kingdom, and has subsidiaries that include a substantial operating presence in India. The acquisition agreements and all related amounts payable are denominated in British pounds, and the disclosures that follow are based on the exchange rate to U.S. dollars at the date of acquisition; future payments, as expressed in U.S. dollars, may vary depending on the movement of foreign exchange rates. The contingent consideration and retention bonus is payable based on metrics to be measured through December 31, 2014. Adjustments to the fair value of the liability resulted in a decrease of $3.9 million and $1.5 million during 2014 and 2013, respectively, recognized in acquisition related costs in the consolidated income statements. No payments of contingent consideration or retention bonuses were made in 2014. Payments of contingent consideration and retention bonuses were $7.9 million during the year ended June 30, 2013. The fair value of contingent consideration was $0.4 million as of June 30, 2014.

Kofax Limited

Acquisition of Atalasoft

On May 26, 2011, Kofax acquired 100% of the shares of Atalasoft, Inc. (Atalasoft), a U.S. based company which was a provider of imaging software development kits. Contingent consideration payments ranged between zero and $5.1 million. $4.7 million represented the acquisition-date fair value of the payments that management estimated at that time would become payable to the former shareholders of Atalasoft; however, none of the payments were guaranteed. The contingent consideration was payable based on metrics to be measured through September 30, 2013. Payments of contingent consideration were $1.2 million and $2.0 million during the years ended June 30, 2014 and 2013, respectively. There were no contingent consideration payments payable to Atalasoft as of June 30, 2014.

NOTE 3    OPERATING SEGMENTS

The Company operates one business segment, the software business. All products and services are considered one solution to customers and are operated and analyzed under one income statement provided to and evaluated by the chief operating decision maker (CODM). The CODM manages the business based on the key measures for resource allocation, based on a single set of financial data that encompasses the Company’s entire operations for purposes of making operating decisions and assessing financial performance. The Company’s CODM is the Chief Executive Officer.

There are no reportable assets that meet the criteria under IFRS 8 to be reported under the single operating segment.

Entity-wide Disclosures

The following revenue information is based on the location of the customer:

	America	UK	Germany	Rest of EMEA	Asia- Pacific	Total
	($ in thousands)
External Revenue for the Year Ended
June 30, 2014	160,411	31,001	19,414	57,772	21,112	289,710

June 30, 2013	141,872	35,638	16,927	52,341	19,540	266,318

The following table presents non-current assets by subsidiary location:

	America	UK	Germany	Rest of EMEA	Asia- Pacific	Total
	($ in thousands)
Non-current Assets
As of June 30, 2014	152,637	34,922	6,453	36,212	7,104	237,328

As of June 30, 2013	116,054	34,805	6,078	34,221	6,812	197,970

Non-current assets for this purpose consist of property and equipment, intangible assets, and other non-current assets – excluding deferred tax assets.

Kofax Limited

NOTE 4    OPERATING COSTS AND EXPENSES

Operating costs and expenses include the following key elements:

	For Year Ended June 30,
	2014	2013
	($ in thousands)
Staff costs, excluding share-based payment expense	175,525	151,023
Share-based payment expense	4,867	1,393
Depreciation of property and equipment	2,436	3,050
Amortization of acquired intangible assets – technology and contractual relationships	8,933	6,707
Amortization of intangible assets – licenses and similar rights	2,887	2,959
Total remuneration for principal auditors	3,953	3,383
Operating lease expense – minimum lease payments	8,032	8,042
Acquisition related costs	857	4,682
Third party royalties and commissions	14,271	13,004
Travel and entertainment	12,877	11,549
Consultants, contractors and advisors	15,637	11,052
Direct marketing costs	10,626	9,765
Utilities, maintenance and repair	6,583	5,858
Other administrative costs	11,956	8,723

Total operating costs and expenses	279,440	241,190

Amortization of acquired intangibles is a component of both cost of sales and general and administrative expenses. Amortization of acquired technology intangible assets of $5.5 million (2013: $4.7 million) relates to cost of sales, and amortization of other intangible assets of $3.4 million (2013: $2.0 million) relates to of general and administrative expenses.

	For Year Ended June 30,
	2014	2013
	($ in thousands)
Total cost of sales comprises:
Cost of software licenses	9,877	10,688
Cost of maintenance services	20,241	18,194
Cost of professional services	32,625	28,343
Amortization of acquired technology intangible assets	5,508	4,733

Total cost of sales	68,251	61,958

Total general and administrative comprises:
General and administrative	39,382	37,286
Amortization of other acquired intangibles assets	3,425	1,974

Total general and administrative expenses	42,807	39,260

Kofax Limited

NOTE 5    INCOME TAX EXPENSE

The components of income tax expense related to current income tax expense and deferred income tax expense of the Company were as follows:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Current income tax expense
Income tax on profits for the year	7,252	12,566
Adjustment for over provision in prior periods	17	(92)

Total current tax	7,269	12,474

Deferred income tax expense
Reversal of temporary differences	(2,468)	(3,900)
Adjustment for over provision in prior periods	601	(376)

Total deferred tax	(1,867)	(4,276)

Total income tax expense	5,402	8,198

The reasons for the difference between the actual tax charge and the rate of corporation tax in the UK applied are as follows:

	For the Year Ended June 30,
	2014	2013
	($ in thousands)
Expected tax expense based on the standard rate in the UK of 22.5% (2013: 23.8%)	3,776	4,322
Tax losses not recognized in current period	3,945	2,000
Utilization of previously unrecognized tax losses	(4,283)	(304)
Adjustments for provision in prior periods	617	(468)
Expenses not deductible for tax purposes and income not subject to tax	(2,881)	(2,181)
Different tax rates applied in overseas jurisdictions	4,484	4,736
Changes of tax rate on timing differences	(256)	93

Total income tax expense on operations	5,402	8,198

NOTE 6    EARNINGS PER SHARE

The table below presents the computation of basic and diluted earnings per share:

	For the Year Ended June 30,
	2014	2013
	($ in thousands, except per share data)
Income/(loss) from continuing operations, after tax	11,379	10,001

Earnings/(loss) per share
>Basic	0.13	0.12

>Diluted	0.12	0.11

The Company issued an additional 2.3 million shares as a result of the initial public offering on the NASDAQ Global Market Select in the United States effective December 5, 2013. The calculation of basic and diluted earnings per share for all periods presented has been adjusted retrospectively to include the additional shares, for comparability.

Kofax Limited

The difference between the diluted and basic calculation is due to the additional shares that would be issued on the conversion of all the dilutive common shares. The table below presents the computation of basic and diluted shares:

	For the Year Ended June 30,
	2014	2013
	(Shares in millions)
Basic weighted average number of common shares (excluding employee benefit and treasury shares)	87.6	86.7
Dilutive impact of share options	2.6	1.6
Dilutive impact of Long Term Incentive Plan (LTIPs)	3.9	2.7

Diluted weighted average number of shares	94.1	91.0

NOTE 7    PROVISIONS

	Personnel Restructuring	Onerous Lease	Contingent Consideration	Others	Total
	($ in thousands)
As of June 30, 2013	586	644	8,090	1,411	10,731
Arising during the period	—	—	10,588	373	10,961
Reversed against income statement	—	—	(3,920)	(92)	(4,012)
Utilized during the period	(637)	(441)	(6,374)	(972)	(8,424)
Exchange differences	51	24	319	71	465

As of June 30, 2014	—	227	8,703	791	9,721

Current	—	227	4,775	248	5,251
Non-current	—	—	3,928	543	4,470

As of June 30, 2014	—	227	8,703	791	9,721

	Personnel Restructuring	Onerous Lease	Contingent Consideration	Others	Total
	($ in thousands)
As of June 30, 2012	1,394	1,317	9,570	1,524	13,805
Arising during the period	—	—	10,055	485	10,540
Reversed against income statement	—	—	(1,543)	(148)	(1,691)
Utilized during the period	(863)	(722)	(9,933)	(440)	(11,958)
Exchange differences	55	49	(59)	(10)	35

As of June 30, 2013	586	644	8,090	1,411	10,731

Current	586	428	6,334	1,049	8,397
Non-current	—	216	1,756	362	2,334

As of June 30, 2013	586	644	8,090	1,411	10,731

The Company’s restructuring in 2012 involved the reorganization of various management and operational functions, and a second phase of the shared service center in EMEA. The restructuring in 2011 involved the reorganization of the operational structure mainly relating to hardware sales management layers, and the first phase of the shared service center, which resulted in a provision that was largely utilized in 2012. A total restructuring charge of $4.9 million was recognized in the Consolidated Income Statement for the year ended June 30, 2012. No restructuring charges have been recognized for the years ended June 30, 2014 and June 30, 2013.

Kofax Limited

As part of the restructuring announced in 2011, a number of the properties under operating lease became onerous. The year-end provision represents the Company’s estimate of the net cost expected to arise across the remaining life of the leases on these underutilized properties, which is between one and two years.

Contingent consideration relates to deferred payments related to acquisitions. For the twelve month period ended June 30, 2014, contingent consideration arising of $10.6 million related to deferred consideration of $7.1 million from the acquisition of Kapow, and increases to the fair value of contingent consideration related to the purchase of Altosoft based on subsequent reassessments of the fair value of the liability. For the twelve month period ended June 30, 2013, contingent consideration arising of $10.1 million related to deferred consideration of $4.0 million relating to the acquisition of Altosoft, and the accretion of estimated retention and earnout payments over the service period from the purchase of Singularity.

Amounts reversed against the income statement during the twelve months ended June 30, 2014 and 2013 represent periodic downward revisions to the fair value of contingent consideration related to the acquisition of Singularity.

Amounts utilized during the period represented cash payments on deferred consideration of $6.4 million and $9.9 million during the twelve months ended June 30, 2014 and 2013, respectively. Payments during the twelve months ended June 30, 2014 related to $3.3 million of deferred consideration and retention bonuses paid related to the Altosoft acquisitions, $1.9 million related to the first installment of deferred consideration paid related to the acquisition of Kapow, and $1.2 million of contingent consideration related to the acquisition of Atalasoft. During the twelve months ended June 30, 2013 payments related to $7.9 million of deferred consideration and retention bonuses paid related to the Singularity acquisition and $2.0 million of contingent consideration related to the acquisition of Atalasoft.

On August 1, 2014 the Company paid the second installment of Kapow deferred consideration of $2.3 million with the remaining deferred consideration to be released upon the two year anniversary of the acquisition.

NOTE 8    CONTINGENT LIABILITIES

There are no material pending or threatened lawsuits against the Company.

NOTE 9    SUBSEQUENT EVENTS

Acquisition of SoftPro GmbH

On September 1, 2014, Kofax acquired 100% of the shares of SoftPro GmbH (SoftPro), a company incorporated in the Germany, specializing e-signature and signature verification solutions. The Company believes SoftPro’s software will accelerate Kofax’s ability to improve customer interactions by enabling organizations to offer a streamlined, fully digital and secure experience to their constituents and transform customer workflow to an all-electronic process, dramatically accelerating closure in any type of transaction that requires a contract. Additionally, SoftPro provides a full suite of banking solutions including signature verification, authentication and fraud detection. These capabilities, offered both on premise and in the cloud, further differentiate Kofax’s smart process application (SPA) offering from competitors who do not offer these capabilities. The acquisition will be accounted for using the acquisition method.

Kofax Limited

Below we provide provisional information on the acquisition. The valuation had not been completed by the date the financial statements were approved for issue by management. Full information on the acquisition of SoftPro will be disclosed in the Company’s annual financial statements for the year ending June 30, 2015.

Provisional Fair Value
($ in thousands)
Net liabilities acquired	(1,514)
Intangible assets, including goodwill	36,214

Total consideration	34,700

($ in thousands)
Satisfied by:
Cash outflow at time of closing	31,200
Deferred consideration	3,500

Total consideration	34,700

The provisional goodwill of $35.1 million includes the value of acquired technologies, and expected synergies arising from the acquisition and workforce, which is not separately recognizable. None of the goodwill is expected to be deductible for tax purposes.